May 21, 2025

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

US Securities and Exchange Commission

RE:	Renaissance Capital Greenwich Funds (the “Funds”)
SEC File No. 811-08049

Dear Ms. DiAngelo Fettig,

On behalf of the above-referenced Registrant, below are responses to Staff comments received orally on April 21, 2025.

Comment 1: Due to the unitary fee, confirm if the Adviser is current with payments to Fund service providers.

Response 1: The Registrant confirms that Renaissance Capital LLC, the Funds’ investment adviser (“the Adviser”) is current on payment of Fund service provider expenses for which invoices have been received.

Comment 2: NPORT item C6 identifies CVC Capital Partners as a restricted security. Explain whether any restricted security disclosure requirements under Regulation S-X Rule 12-12 were required in the Schedule of Investments.

Response 2: CVC Capital Partners was incorrectly flagged as restricted on the NPORT filings. The Registrant will correct this in future NPORT filings.

Comment 3: Confirm compliance with IRS diversification requirements.

Response 3: The Registrant confirms that the Funds are in compliance with IRS diversification requirements.

Comment 4: In future filings, disclose the valuation policy for investments in money market funds.

Response 4: The Registrant will make the requested change in future filings.

Comment 5A: Disclose whether acquired fund fees and expenses are excluded from the unitary fee.

Response 5A: Acquired fund fees and expenses are excluded from the unitary fee.

Comment 5B: It is noted that the Funds also bear asset-based custodial fees not covered under the Supervision and Administration Agreement. Is this an accurate disclosure? Were there not any custodial fees during the year?

Response 5B: The Registrant believes this was an inaccurate disclosure and will remove from future filings. There were asset-based custodial fees during the year, paid by the Adviser.

Comment 6: Did the Funds generate any acquired fund fees and expenses that would require disclosure in the fee table?

Response 6: The Funds did not generate any acquired fund fees and expenses that would require disclosure in the fee table.

Comment 7: On page 19 of the Financial Statements, titled ‘Other Information’, the Item 10 disclosure differs from the actual Item 10 disclosure in the N-CSR. Explain why they are different.

Response 7: The difference in the Item 10 disclosure was due to an inadvertent error in Item 10 of the N-CSR. In future N-CSR filings, Item 10 will reference the Financial Statements filed under N-CSR Item 7(a).

Comment 8: The parenthetical reference to the Registrant’s second fiscal half year is not required. It should be removed in future filings.

Response 8: The Registrant will make the requested change in future filings.

Comment 9: William Smith is signing Form N-CSR as President and Treasurer. The Registrant should also indicate that he is Principal Executive Officer and Principal Financial Officer

Response 9: The Registrant will make the requested change in future filings.

Comment 10: Should the box be checked on N-CEN Item C.3.b?

Response 10: The Registrant will check the box on Item C.3.b in future filings.

Please contact me at (203) 622-2978 if you have any additional questions or concerns.

Sincerely,

Karen Strube

Chief Compliance Officer